7-9-02

02048575

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

P

RECD S.E.C.
JUL 10 2002
1086

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended July 9, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).

élan Corporate Bulletin

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)
Jack Howarth
Ph: 212-407-5740
800-252-3526

Investors: (Europe)
Emer Reynolds
Ph: 353-1-709-4000
00800 28352600

Media:
Sunny Uberoi
Ph: 212-407-5740

ELAN CORPORATION ANNOUNCES LEADERSHIP CHANGES

Dublin, Ireland, July 9, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that Donal Geaney has stepped down from the Board of Directors and his position as Chairman and Chief Executive Officer. The Elan Board of Directors has initiated an immediate search for a Chief Executive Officer. In addition, Thomas Lynch has stepped down from the Board of Directors and his position as Vice Chairman. Mr. Geaney and Mr. Lynch will act as Senior Advisors to the Chairman to support a newly constituted Executive Committee of the Board.

The Board of Directors elected Garo Armen, Ph.D. as Chairman of the Board of Directors and Chairman of a five person Executive Committee. Dr. Armen, a Director of Elan since 1994, is Chairman and Chief Executive Officer of Antigenics, Inc. (NASDAQ: AGEN). The Executive Committee will implement Elan's previously announced action plan. That plan involves strengthening Elan's cash position through asset dispositions, cost reductions and focusing on its core products while continuing development of its key products in clinical development. At present Elan continues to have cash balances in excess of $1.3 billion and expects to have sufficient resources to implement its action plan.

The other members of the Executive Committee are Laurence Crowley, Ann Maynard Gray, Kyran McLaughlin and Daniel P. Tully. Mr. Crowley is Chairman of the Bank of

Ireland and Chairman of PJ Carroll & Co. Ms. Gray, formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc., is a Director of Duke Energy Corporation and The Phoenix Companies, Inc. and a Trustee of J.P. Morgan Funds. Mr. McLaughlin, formerly head of equities and corporate finance of Davy Stockbrokers, is a Director of Riverdeep Group, plc and Ryanair Holdings, plc. Mr. Tully, Chairman Emeritus of Merrill Lynch & Co., Inc. was Chairman and Chief Executive Officer of Merrill Lynch & Co., Inc., Vice Chairman of the New York Stock Exchange, Vice Chairman of the American Stock Exchange and Chairman of the Board of Governors of the National Association of Securities Dealers.

The Executive Committee will have broad authority over the management of Elan on an interim basis until a Chief Executive Officer is recruited. Senior management of Elan will report directly to the Executive Committee during this transition period. Individual members of the Executive Committee will take a hands-on approach, with specific authority in their individual areas of experience, to guide Elan's management through this transition period. Following the Board's actions, Dr. Armen said, "The Board would like to thank Donal and Tom for their contribution to the development of Elan and recognize their contribution to the historic successes of Elan and for that we are appreciative."

Dr. Armen continued "Elan has excellent businesses and is developing several promising new products. Leveraging this solid foundation, we expect to prioritize the Company's focus on products crucial to Elan's success and on development programs that are essential for Elan's future. Consistent with previously announced plans, we also intend to simplify the Company's balance sheet for transparency and ease of understanding by our investors."

About Elan

Elan is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal facilities located in Ireland and the U.S. Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases and the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document and the attachments contain forward-looking statements about Elan's financial results and estimates, business prospects and products under development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially from those described herein are the following: the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the outcome of the ongoing SEC investigation and shareholder litigation; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: July 10, 2002